February 19, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington DC 20549

Attention: Mr. Edward P. Bartz and Ms. Megan Miller

Re:	Tortoise Pipeline & Energy Fund, Inc. (the “Company” or “TTP”) Form N-148C File Number 333-251774

To the Commission:

On December 28, 2020, the Company filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement on Form N-148C under the Securities Act of 1933 (the “Registration Statement”), which contains the preliminary proxy of the Company and Tortoise Energy Independence Fund, Inc. (“NDP”).  The Company received oral comments from Edward P. Bartz and Megan Miller of the Staff of the Commission.  The following sets forth the comments of the Staff and the Company’s response to those comments.  The Company has simultaneously filed another pre-effective amendment (the “Amendment”) to the Registration Statement to respond to the comments.

The text of each comment has been included in this letter for your reference and the Company’s response is presented below each comment.

Legal Comments

Letter to Shareholders

1.           Comment:In the first paragraph under the two bullets, (iv) states that a benefit of the merger will be reduced management fees.  Please clarify throughout the Registration Statement that any reduction in management fees will be on a managed assets basis but that management fees will actually increase if compared to net assets.

Response:          The Company acknowledges the comment and has addressed it in the Amendment.

Husch Blackwell LLP

February 19, 2021

Question and Answers

2.          Comment:In the first bullet of the question “What are the benefits of the proposed Merger?” please provide further specificity about how the new strategy will benefit the NDP shareholders.

Response:          The Company acknowledges the comment and has addressed it in the Amendment.

3.           Comment:In the second bullet of the question “What are the benefits of the proposed Merger?” please disclose whether distributions will include a return of capital.  If so, please disclose that a return of capital will represent a return of the investor’s original capital and not  represent income or capital gains.

Response:          The Company acknowledges the comment and has addressed it in the Amendment.

4.           Comment:Please include in the Q&A the following question: Will management fees increase?  In the response explain that on the basis of net assets fees will increase as distinguished by the decrease if compared with a percentage of managed assets.

Response:          The Company acknowledges the comment and has addressed it in the Amendment.

Summary – Background of the Merger (page 2)

5.           Comment:In the bullets on the expected cost savings, please clarify that on a percentage basis of net assets, management fees will increase.

Response:          The Company acknowledges the comment and has addressed it in the Amendment.

6.           Comment:In footnote (a) to the pro forma fees and expenses table, please also disclose in the footnote that management fees percentages are shown based on managed assets and add the percentage as based on net assets.

Response:          The Company acknowledges the comment and has addressed it in the Amendment.

Husch Blackwell LLP

February 19, 2021

Summary – Proposal 2 (page 4)

7.           Comment:Please add the same clarification to (iv) in the second paragraph.

Response:          The Company acknowledges the comment and has addressed it in the Amendment.

Risk Factors

8.           Comment:Please add a risk factor related to the risks associated to TTP shareholders due to the increase in leverage.

Response:          The Company has added the requested risk factor.

9.           Comment:Under “Foreign Securities Risk,” if TTP intends to have emerging market investments, please disclose and add appropriate risks.

Response:          The Company does not intend to have emerging market investments.

Proposal 1 – Reasons for the Merger (page 14)

10.          Comment:Please revise “we intend to invest at least 80% of total assets…” to “we will invest at least 80% of total assets... .”

Response:          The Company acknowledges the comment and has addressed it in the Amendment.

Proposal 1 – Investment Objectives and Policies of the Combined Fund (page 18)

11.          Comment:If TTP intends to investment a significant amount in Canadian securities, please include a separate Canadian investment risk factor.

Response:          The Company does not intend to invest a significant amount in Canadian securities.

12.          Comment:Under “Common Stock,” please add that the common stock may be of any sized market as disclosed earlier.  If small to mid-cap issuers are expected to be significant, please disclose risks of same.

Response:          The Company acknowledges the comment and has addressed it in the Amendment.  It does not expect investments in small to mid-cap issuers to be significant.

Husch Blackwell LLP

February 19, 2021

13.          Comment:Under “Debt Securities,” please provide a maturity policy for debt securities investments, or if there is not one, please so state.

Response:          The Company acknowledges the comment and has addressed it in the Amendment.  It does not have a maturity policy for debt securities investments.

Proposal 1 – Comparison of the Funds (page 20)

14.          Comment:Please add a narrative description to the table to highlight the differences pursuant to Item 3(b) of Form N-2.

Response:          The Company acknowledges the comment and has addressed it in the Amendment.

More Information About the Meeting (page 48)

15.          Comment:Please revise the disclosure related to the definition of a quorum to state that the proposals are non-routine and broker non-votes will not be treated as present for purposes of a quorum.

Response:          The Company acknowledges the comment and has addressed it in the Amendment.

Accounting Comments

16.          Comment:Please add financial highlights and the senior securities table as of November 30, 2020 (and the appropriate historical periods).

Response:          The Company acknowledges the comment and has addressed it in the Amendment.

Capitalization Table (page 25)

17.          Comment:Please include all footnote references in the table and confirm placement. [Footnote 4 missing]

Response:          The Company acknowledges the comment and has addressed it in the Amendment.

Material U.S. Federal Income Tax Consequences of the Merger (page 36)

Husch Blackwell LLP

February 19, 2021

18.         Comment:The Registration Statement should include reference to any capital loss carryforwards and any potential loss or limitations on use of the losses, if any.  Disclose the dollar amount of any and the expectations as of the most recent practicable date.

Response:          The Company acknowledges the comment and has addressed it in the Amendment.

Financial Statements (page S-29)

19.          Comment:Please include or incorporate by reference the most recent financial statements of the target and acquiring fund.

Response:          The financial statements of the target fund and acquiring fund for fiscal year end November 30, 2020 have been incorporated by reference.

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As you are aware, the Company would like to have the Registration Statement declared effective as soon as possible. Please feel free to contact the undersigned at 423-755-2662 should you have any questions or concerns.

Sincerely,

/s/ Rebecca C. Taylor

Rebecca C. Taylor

cc:	Steven F. Carman

Husch Blackwell LLP